GE LIFESTYLE FUNDS

                                   N-SAR QUESTION 77.D


	On March 13, 2002, the Board of Trustees of the Fund approved a change to the asset allocation targets and ranges for the Fund. With respect to those changes, the Board of Trustees, among other things, approved the removal of GE Emerging Markets Fund from the underlying GE Funds in which the Fund invests and reallocated the GE Emerging Markets Funds' target allocation to the GE Funds, GE International Equity Fund.